

17017197

) STATES
:HANGE COMMISSION
ı, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-68765

Mail Processing Section
JUN 09 2017
Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, SUITE 4045
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD DAVIS, JR., MANAGING DIRECTOR (212) 488-5509
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

2017 JUN 9 PM 12:04
RECEIVED
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward W Davis, Jr., Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sustainable Development Capital, LLC, (Company), as of April 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



REZWANUL KABEER SAJJAD
Notary Public - State of New York
NO. 01SA6329779
Qualified in Queens County
My Commission Expires Aug 31, 2019

Signature

Managing Director

Title

06/07/17

Notary Public

This report ** contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Income (Loss).	3
(x)	(d)	Statement of Changes in Financial Condition.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.	6
(x)		Notes to Financial Statements.	7-9
(x)	(g)	Computation of Net Capital	10
()	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
()	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
()	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
()	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
()	(m)	A Copy of the SIPC Supplemental Report.	
()	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Management's assertion letter regarding (k)(2)(i) exemption.	11
(x)	(p)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	12

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Washington DC Office

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
(SEC I.D. No. 8-68765)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED APRIL 30, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS

+

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SUSTAINABLE DEVELOPMENT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, SUITE 4045
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD DAVIS, JR., MANAGING DIRECTOR (212) 488-5509
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward W Davis, Jr., Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sustainable Development Capital, LLC, (Company), as of April 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REZWANUL KABEER SAJJAD
Notary Public - State of New York
NO. 01SA6329779
Qualified in Queens County
My Commission Expires Aug 31, 2019

Signature

Managing Director
Title

06/07/17
Notary Public

This report ** contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Income (Loss).	3
(x)	(d)	Statement of Changes in Financial Condition.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.	6
(x)		Notes to Financial Statements.	7-9
(x)	(g)	Computation of Net Capital	10
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report.	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Management's assertion letter regarding (k)(2)(i) exemption.	11
(x)	(p)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	12

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VB&T

Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sustainable Development Capital, LLC

We have audited the accompanying statement of financial condition of Sustainable Development Capital, LLC, (the "Company") (a New York company), as of April 30, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sustainable Development Capital, LLC as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
June 1, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2017

ASSETS

Cash	$	45,732
Accounts receivable		990
Prepaid expenses		3,670
Security deposit		3,900
Other assets		972
Total Assets	$	55,264

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	35,801
Subordinated loan payable		1,202,069
Total Liabilities		1,237,870
Member's capital		(1,182,606)
Total Liabilities and Member's Equity	$	55,264

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2017

Revenues:	
Fees	$ 61,200
Other income	383,676
Total Revenues	444,876
Costs and Expenses:	
Compensation and benefits	354,001
Rent	22,270
Telephone	1,184
Interest expense	9,616
Regulatory fees	3,568
Professional fees	60,936
Office supplies and expenses	13,576
Total Costs and Expenses	465,151
Net Loss	$ (20,275)

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED APRIL 30, 2017

Cash Flows Used By Operating Activities:		
Net Loss	$	(20,275)
Adjustment to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		1,918
(Increase) in account receivables		(990)
Increase in accounts payable and accrued expenses		13,354
Net cash (used) by operating activities		(5,993)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(5,993)
Cash at beginning of year		51,725
Cash at end of year	$	45,732

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2017

	Total Member's Equity
Balances, May 1, 2016	$ (1,162,331)
Net Loss	(20,275)
Balances, April 30, 2017	$ (1,182,606)

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED APRIL 30, 2017

	Total Member's Equity
Balances, May 1, 2016	$ 1,202,069
Increase (decrease)	-
Balances, April 30, 2017	$ 1,202,069

The accompanying notes are an integral part of these financial statements.

SUTAINABLE DEVELOPMENT CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
April 30, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Sustainable Development Capital, LLC (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company is engaged in private placement transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Significant Credit Risk and Estimates
As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, Equipment, and Leasehold Improvements
The Company did not own any property, equipment, or leasehold improvements for the period ending April 30, 2017.

Maintenance, repairs and minor renewals, are expensed as incurred and additions, improvements, replacements, betterments and major renewals are capitalized. When property and equipment are abandoned, retired, or otherwise disposed of, the cost and related allowances are removed from the accounts and the profit or loss thereon is reflected in income.

Income Taxes
The Company is a limited liability company formed under the laws of the State of New York, with its principal office located at 1120 Avenue of the Americas, Suite 4045, New York, NY 10036. The Company is owned by Sustainable Development Capital LLP, a limited liability partnership formed under the laws of England, with principal offices located at 32 Old Burlington Street, London W1S 3AT, United Kingdom.

New York City does not recognize S corporations for tax purposes; and partnerships (including certain limited liability companies) as well as sole proprietorships, are subject to a New York City unincorporated business tax. The Company, therefore, is subject to New York City taxes and filing requirements.

3. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

4. LOANS

The Company borrowed $1,202,068.98 from Sustainable Development Capital LLP (its parent company). This loan is evidenced by a subordinated loan agreement signed on May 13, 2014. The terms of this agreement call for the quarterly payment of interest at the rate of .8% (eight-tenths) per year, and the payment of principal on May 13, 2017—three years from the signing of the agreement, unless automatically extended so that the Company may maintain capital compliance with the rules of FINRA and the SEC. The payment of principal and interest is subordinated to the claims of all other present and future creditors of the Company. The Company has accrued interest expense for the year ending April 30, 2017 of $9,616, all of which remains unpaid.

5. LEASES

In May 2015, the Company leased new office space at 1120 Avenue of the Americas, Suite 4045, New York, NY 10036. The Company's total rent, including telephone, internet and fax for the year ended April 30, 2017 is $25,987.

6. NET CAPITAL REQUIREMENT

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2017 the Company had net capital of $9,932 which was $4,932 in excess of the FINRA minimum capital requirement.

7. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

8. COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies at April 30, 2017.

9. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Sustainable Development Capital LLP (its parent company) in May 2015. The Parent agreed to have its 80% owned subsidiary, SDCL EE CO (US) LLC (the "Manager") pay 100% of compensation expenses as a reimbursement to the Company. In February 2017, an amendment to this agreement was signed by the Company and its Parent company under which the Parent company would cause the Manager also to pay 100% of payroll administration charges. The total reimbursement expense for the year is $383,676. The expense sharing agreement may be terminated by either party upon the giving of five days written notice.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 1, 2017, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

On May 31, 2017 the Company refinanced full principal balance outstanding on its Subordinated loan payable, $1,202,069, and all accrued interest on that loan as of May 31, 2017, $29,330. The Company issued a new subordinated note to the holder, Sustainable Development Capital LLP, in the amount of $1,231,399. The new subordinated note is due May 31, 2024, but its term to maturity can be extended indefinitely from time to time by the mutual consent of the Company and the Holder. The interest rate on the new subordinated debt is 1.1%, accruing and deferred to maturity, so that the monthly interest accrual beginning in June, 2017 will be $1,129.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2017

NET CAPITAL:		
Total member's equity	$	(1,182,606)
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,202,069
Deductions and/or charges:		
Non-allowable assets:		(9,531)
Net capital before haircuts on securities positions		9,932
Haircuts on securities positions		-
Undue concentration		-
Net Capital		9,932
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	35,801
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,387
Minimum net capital required	$	5,000
Excess net capital	$	4,932
Net capital less greater of 10% of total AI or 120% of min. net capital	$	3,932
Percentage of aggregate indebtedness to net capital is		360%

The above computation agrees with the April 30, 2017 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.